

Crowdfunding Offering Statement

August 2018



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A. Gard Midtown, LLC

This Offering Statement (this "**Disclosure**") is furnished solely to prospective investors through the crowdfunding portal available at www.nextseed.com and each subdomain thereof (the "**Portal**") and operated by NextSeed US LLC, a Delaware limited liability company ("**NextSeed**"), for the sole purpose of evaluating investments in certain securities ("**Securities**") offered by A. Gard Midtown, LLC, a Texas Limited Liability Company (**"America Gardens"** or the "**Issuer**"). The Securities, in the form of promissory notes in increments of $100 (each, a "**Note**" and together, the "**Notes**"), will be issued pursuant to, and will be governed by, a note purchase agreement among the Issuer and the purchasers of the Securities (the "**NPA**"). The Issuer is seeking to raise a minimum of $200,000 and maximum of $1,000,000 through the offer and sale of Securities on the Portal (the "**Offering**") in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "**4(a)(6) Exemption**") of the U.S. Securities Act of 1933 (the "**Securities Act**") and the regulations promulgated with respect thereto ("**Regulation Crowdfunding**").

A crowdfunding investment involves risk. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "**SEC**") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are offered under the 4(a)(6) Exemption; however, the SEC has not made an independent determination that the Securities are exempt from registration. Prospective investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent in accordance with the terms of the NPA.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure. To invest in the Securities, each prospective investor will be required to (i) register for an investor account with the Portal, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the Securities and (iii) execute the NPA. The Issuer reserves the right to modify any of the terms of the Offering and the Securities at any time before the Offering closes.

Certain information contained in this Disclosure constitute "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Portal. Neither the delivery of this Disclosure at any time nor any sale hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this Disclosure.

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TABLE OF CONTENTS

APPENDIX A FINANCIAL STATEMENTS WITH REVIEW REPORT

I. SUMMARY OF OFFERINGS

Summary of Terms

The following is a summary of the terms of the Offering. This summary does not purport to be complete and is qualified in its entirety by reference to the remainder of this Disclosure and the NPA.

The Securities being offered for sale by the Issuer on the Portal are governed by the NPA. Each NPA is an agreement between an investor and the Issuer, under which the investor agrees to invest in the Issuer pursuant to the specified terms therein. **By investing in the Securities, investors do not receive any equity interests in the Issuer and do not have any voting or management rights with respect to the Issuer.** Payments to investors will commence following the first full month after Closing.

Issuer

Offering Amount	Minimum of $200,000 and maximum of $1,000,000
Offering Period	Until 11:59 PM of November 15, 2018 or earlier as described below.
Minimum Investment	$100
Closing and Escrow Process	Investors that have signed the NPA will contribute their committed investment amounts into the designated escrow account for the Offering (instructions are available on the Portal during the investment process). Once the Offering Amount has been raised and the Offering Period has ended, the committed investment amounts will be released from escrow upon the Issuer's satisfaction of the conditions set forth in the NPA, which includes providing NextSeed with sufficient evidence of all sources of capital for the project as described in this Disclosure, and the Offering will be deemed to have successfully closed (the "**Closing**") and the NPA and the applicable Note will be posted to the respective investors' page on the Portal.
Cancellation of Investment Commitment	Investors may cancel an investment commitment until 48 hours prior to the end of the Offering Period identified in this Disclosure. If an investor does not cancel an investment commitment before the 48-hour period prior to the end of the Offering Period and the minimum Offering Amount has been met, the funds will be released to the Issuer upon Closing and the investor will receive Securities in exchange for his or her investment.
	NextSeed will notify investors if the minimum Offering Amount has been met. Unless the Issuer raises at least the minimum Offering Amount through this Offering, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.
Early Termination of the Offering Period	If the Issuer raises at least the minimum Offering Amount prior to the end of the Offering Period, the end date of the Offering Period may be accelerated, provided, that, the Offering Period must be at least 21 days. Investors that have committed funds will be notified of such change at least 5 business days

	prior to the new end date.
Material Changes to the Offering	If the Issuer determines that there are any material changes to the Offering, investors will be notified of such change and given instructions to reconfirm his or her investment commitment within 5 business days. If an investor does not reconfirm his or her investment commitment within such time period, the investor's investment commitment will be cancelled and the committed funds will be returned.
Interest Rate	16% per annum, accrued monthly
Term	60 months
Payment	The Issuer will make monthly payments of principal and interest during the term.
Maturity	At the end of the term, the Issuer is required to pay the outstanding principal and accrued and unpaid interest.
Assignment	The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor"; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.[1] In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent in accordance with the NPA.
Escrow Agent / Paying Agent	**GoldStar Trust Company, a trust only branch of Happy State Bank.**
NextSeed Fee	There are no fees to open an investment account on the Portal or to make an investment in Securities. For each payment made by the Issuer, NextSeed will deduct a service fee in an amount equal to 1.0% of such payment to cover transaction and administrative costs.

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[1] The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Security Interest	The Issuer will grant a security interest in all of its assets in favor of NextSeed for the benefit of the investors to secure the Issuer's obligations under the NPA and the Notes.
Tax Considerations	The Issuer intends to treat the Securities as debt instruments for U.S. federal income tax purposes. Preparation and distribution of required tax documents to investors (e.g., Form 1099-INT) will be handled electronically at no additional cost on an annual basis. See Section VII for more details.
Modification of Terms	Investors may not modify the terms of the investment set forth in the NPA. The NPA may only be modified with the consent of all investors and the Issuer.
Governing Law	Each NPA and Note will be governed by the laws of the State of Texas.

The Issuer certifies that all of the following statements are true for the Issuer:

- It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- It is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- It is not an investment company as defined in the Investment Company Act of 1940 or exempt from such definition under Section 3(b) or Section 3(c) thereof.
- It is not disqualified from relying on the Section 4(a)(6) Exemption under Rule 503(a) of Regulation Crowdfunding.
- It and its predecessors have not previously failed to comply with any ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.
- It is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

II.   DESCRIPTION OF BUSINESS CAPITALIZATION

Overview

Because the Issuer was formed recently, the Issuer's operations are limited and there are no historical results of operation to report. The Issuer anticipates that the total cost of the project will be approximately $1,800,000. Jonathan Serrano and Shawn Rao have raised equity commitments of $1,800,000 (contributed cash of $750,000) in equity for the project thus far. Through the NextSeed campaign, the business is seeking to raise between $200,000 and $1,000,000 to complete construction. Upon completion of the NextSeed campaign, the equity commitments will cover any remaining balance of the project cost.

Please also see Section V – "Financial Statements" and Appendix A for more information.

Existing Securities

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	How this security may limit, dilute or qualify the Securities issued pursuant to this Offering
Membership Units	100 Units	100	For certain significant corporate actions such as liquidation, admission of new members, an amend the existing agreement.	N/A

Below is the list of beneficial owners of 20% or more of the Issuer's outstanding equity securities, calculated on the basis of voting power, along with the percentage interest owned by each such beneficial owner.

Name	Percentage Owned by Such Person
Serrano Capital Holdings, LLC (solely owned by Jonathan Serrano)	40%
Rao Management, LLC (solely owned by Sharad Rao)	40%

Note: The principal shareholders identified herein, the holders of membership units, are holders of equity interests in the Issuer, distinct from the Securities offered to investors through the Offering. While holders of membership units may have certain voting rights under the operating agreement of the Issuer, the Securities are debt securities and their terms are governed solely by the NPA and the accompanying notes. Please see Section VII – "Certain Legal Matters and Tax Considerations" – for more information. For the avoidance of doubt, the Member may not limit, dilute or qualify the Securities issued pursuant to this Offering.

Other Exempt Offerings

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds

May 2017 – March 2018	4(a)(2)	Membership Units	$1,800,000	Buildout of the restaurant

Other than as described herein, the Issuer has not conducted any other exempt offerings conducted within the past three years.

Material terms of Any Indebtedness:

None.

III.   KEY PERSONS

The Issuer is managed by two co-founders and managers, Sharad Rao and Jonathan Serrano.

Sharad "Shawn" Rao

Co-owner and Founder*, Inception - Present*

Shawn Rao has spent over 14 years in the hospitality industry. After leaving a career in finance in 2004, he opened his first restaurant with business partner Jonathan Serrano. Shawn's responsibilities include real estate site selection, marketing and sales growth. As a team, Shawn and Jonathan have established a track record that spans the ownership and operation of 7 award-winning restaurants with upwards of 350 employees. The restaurants Shawn and Jonathan have opened together include:

- Namaste Texas, Addison, TX, *coming* August 2018
- Social House Arlington, TX, *coming* August 2018
- Don Chingon, Dallas TX, November 2017 ~ Present
- America Gardens, Fort Worth TX, March 2017 ~ Present
- Social House Fort Worth, TX, January 2015 ~ Present
- Social House Uptown, Dallas TX, March 2013 ~ Present
- Social House Addison, TX, July 2011 ~ Present
- Social House West Village, Dallas TX, Feb 2008 ~ 2012

Jonathan Serrano

Co-owner and Founder*, Inception - Present*

With over 20 years of experience in the hospitality industry, Jonathan Serrano has served in almost every single restaurant position. Like his business partner Shawn Rao, Jonathan worked in the finance industry before launching their series of restaurant and bar concepts. Jonathan's main responsibilities include construction management, accounting and operations. In their partnership, Jonathan and Shawn currently own and operate 7 award-winning restaurants and oversee upwards of 350 employees.

IV.   USE OF PROCEEDS

	If Target Offering Amount Raised	If Maximum Offering Amount Raised
Total Proceeds	$200,000	$1,000,000
Less: Offering Expenses[2]	Up to $20,000	Up to $70,000
Net Proceeds	At least $180,000	At least $930,000
Use of Net Proceeds	Proceeds will be used to complete construction, for opening inventory and for resources necessary in training staff.	Up to $750,000 will be used for construction, opening inventory and staff training. Additional proceeds will support marketing costs. The allocations are planned as follows: Construction: $550,000 Furniture, Fixtures and Equipment (FFE): $250,000 Opening Inventory and Training: $100,000 Marketing: $30,000

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[2] NextSeed charges a percentage of the total Offering Amount (10% if the Offering Amount is $250,000 or less and 9% if the Offering Amount is more than $250,000 and $500,000 or less, 8% if the Offering Amount is more than $500,000 and $750,000 or less and 7% if the Offering Amount is more than $750,000) as compensation for its services provided in connection with the Offering; provided that NextSeed will only charge 5% of the amount raised from investors that were introduced to the NextSeed website by the Issuer.

nextseed

INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON NEXTSEED ONLY. DO NOT COPY OR DISTRIBUTE.

V. FINANCIAL STATEMENTS

Current Financial Statements (Unaudited)

Because the Issuer was formed recently, the Issuer's current financial statements only reflect the startup costs incurred thus far. Please see Appendix A for the financial statements as well as the full review report by the Issuer's accountant.

Pro Forma Financial Statement

To illustrate the earning potential of America Gardens, the Issuer is providing a summary of its 5-year financial forecast, commencing with the first year of operation. The forecast has been developed by the Issuer using reasonable best efforts based on operating statistics of comparable companies in the food and beverage sector, as well as the extensive working knowledge of the officers through operating their business. The key revenue drivers and other operating assumptions have been benchmarked against historical performance and reflect the ongoing growth prospect and cost of doing business.



Financial Summary Profit & Loss

	Year 1	Year 2	Year 3	Year 4	Year 5
Income					
4000 · Revenue					
4100 · Food & Beverage Sales					
4200 · Food Sales	868,387.77	1,028,869.39	1,057,023.34	1,085,085.91	1,113,148.47
4250 · Non Alc Bev Sales	112,688.20	123,957.02	127,337.66	130,718.31	134,098.95
4300 · Beer Sales	1,139,632.43	1,179,952.83	1,212,039.48	1,244,217.53	1,276,395.57
4400 · Wine Sales	145,743.40	160,317.74	164,690.04	169,062.35	173,434.65
4500 · Liquor Sales	1,894,664.22	2,084,130.64	2,140,970.57	2,197,810.50	2,254,650.42
Total 4000 · Revenue	4,161,116.02	4,577,227.62	4,702,061.10	4,826,894.59	4,951,728.07
Total Income	4,161,116.02	4,577,227.62	4,702,061.10	4,826,894.59	4,951,728.07
Cost of Goods Sold					
5100 · Food and Beverage Purchases					
5200 · Food Purchases	251,832.45	298,372.12	306,536.77	314,674.91	322,813.06
5250 · Non Alc Bev Purchases	11,268.82	12,395.70	12,733.77	13,071.83	13,409.90
5300 · Beer Purchases	239,322.81	247,790.09	254,528.29	261,285.68	268,043.07
5400 · Wine Purchases	45,180.45	49,698.50	51,053.91	52,409.33	53,764.74
5500 · Liquor Purchases	246,306.35	270,936.98	278,326.17	285,715.36	293,104.56
Total 5100 · Food and Beverage Purchases	793,910.89	879,193.40	903,178.91	927,157.12	951,135.32
Total 5000 · Cost of Goods Sold	793,910.89	879,193.40	903,178.91	927,157.12	951,135.32
Total COGS	793,910.89	879,193.40	903,178.91	927,157.12	951,135.32
Gross Profit	3,367,205.13	3,698,034.22	3,798,882.18	3,899,737.47	4,000,592.75
6000 · Salaries & Wages					
Total 6100 · Kitchen Wages	165,410.96	165,410.96	165,410.96	165,410.96	165,410.96
Total 6200 · Front of House Wages	205,197.77	205,197.77	205,197.77	205,197.77	205,197.77
Total 6500 · Manager Wages	311,626.54	347,626.54	347,626.54	347,626.54	347,626.54
Total 6000 · Salaries & Wages	682,235.27	718,235.27	718,235.27	718,235.27	718,235.27
Total 6700 · Payroll Tax & Benefits	136,166.82	142,718.82	142,718.82	142,718.82	142,718.82
Total 7000 · Direct Operating Expenses	172,866.29	172,866.29	172,866.29	172,866.29	172,866.29
Total 7500 · Music & Entertainment	34,186.20	34,186.20	34,186.20	34,186.20	34,186.20
7800 · Marketing Expenses					
7825 · Media Advertising	52,013.95	57,215.35	58,775.76	60,336.18	61,896.60
7950 · Complimentary Food & Beverage	160,230.31	160,230.31	160,230.31	160,230.31	160,230.31
Total 7800 · Marketing Expenses	212,244.26	217,445.66	219,006.08	220,566.50	222,126.92
Total 8200 · Utilties	70,892.28	70,892.28	70,892.28	70,892.28	70,892.28
Total 8300 · Occupancy Expense	216,000.00	228,000.00	240,000.00	240,000.00	240,000.00
Total 8500 · Repairs & Maintenance	71,884.09	71,884.09	71,884.09	71,884.09	71,884.09
9000 · Admin & General Expenses					
9025 · Bank and Merchant Fees	1,603.80	1,603.80	1,603.80	1,603.80	1,603.80
9050 · Petty Cash Over/Short	4,487.89	4,487.89	4,487.89	4,487.89	4,487.89
9075 · Payroll Service Fees	29,987.18	29,987.18	29,987.18	29,987.18	29,987.18
9080 · Chargebacks	8,322.23	9,154.46	9,404.12	9,653.79	9,903.46
Total 9100 · Credit Card Discount Fees	128,994.60	141,894.06	145,763.89	149,633.73	153,503.57
9205 · Books and Periodicals	69,746.52	69,746.52	69,746.52	69,746.52	69,746.52
9225 · Office Supplies	8,988.17	8,988.17	8,988.17	8,988.17	8,988.17
9300 · Recruitment Expense	5,400.00	5,400.00	5,400.00	5,400.00	5,400.00
Total 9325 · Telephone	9,673.17	9,673.17	9,673.17	9,673.17	9,673.17
Total 9400 · Insurance	40,800.00	40,800.00	40,800.00	40,800.00	40,800.00
Total 9600 · Taxes	215,143.24	231,723.50	238,036.94	244,356.50	250,676.07
Total 9000 · Admin & General Expenses	523,146.80	553,458.74	563,891.68	574,330.75	584,769.82
Total Expense	2,119,622.02	2,209,687.35	2,233,680.71	2,245,680.20	2,257,679.69
Operating Income	1,247,583.11	1,488,346.87	1,565,201.47	1,654,057.27	1,742,913.06
Other Expense					
6526 - Management Fees	241,344.73	265,479.20	272,719.54	279,959.89	287,200.23
Total Other Expense	241,344.73	265,479.20	272,719.54	279,959.89	287,200.23
Net Other Income	-241,344.73	-265,479.20	-272,719.54	-279,959.89	-287,200.23
Net Income	1,006,238.39	1,222,867.67	1,292,481.93	1,374,097.38	1,455,712.83
NextSeed Term Loan (1)	291,816.69	291,816.69	291,816.69	291,816.69	291,816.69

VI.   RISK FACTORS

A crowdfunding investment involves risk. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. This list of potential risks is not intended to be inclusive.

These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The SEC does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

❑   *Business Risks*

The success of a business depends on its brand perception, in part, upon the popularity of the establishment and the customer's experience. We take brand perception seriously and intend to reinforce and extend positive brand perception, including by providing a training program for our employees to ensure a high quality of customer service. However, any shortcomings in our brand building initiatives or business incidents that diminish customer perceptions of our brand could negatively impact revenues. If we overestimate the demand for our business or underestimates the popularity of the competition, we may not fully realize anticipated revenues.

Our business, financial condition and results of operations also depend in part on our ability to anticipate, identify and respond to changing consumer preferences. Any failure to anticipate and respond to changing customer preferences could make our business less appealing and adversely affect business, including loss of potential revenue. If we do not achieve a certain level of revenue, the financial performance will be negatively impacted, in which case there may be serious adverse financial consequences for the Investors.

❑   *Financing Risks*

We have not yet commenced operations and have not generated any revenue to date. In order to begin business operations, we will need to incur expenses related to the development of the planned service, expenses related to the acquisition of certain supplies, expenses related to the opening of the first planned location, and other start-up costs. Accordingly, if we do not obtain additional financing, including the financing sought in this offering, the business will likely fail.

❑   *Development Risk*

Our dependence on development exposes us to timing, budgeting and other risks. New project development has a number of risks, including risks associated with: (I) construction delays or cost overruns that may increase project costs; (ii) receipt of zoning, occupancy and other required governmental permits and authorizations from local governmental agencies, which are issued at the discretion of the issuing authority with no guaranty that all licenses and permits applied for by us will be issued; (iii) development costs incurred for projects that are not pursued to completion; (iv) so-called acts of God such as earthquakes, hurricanes, floods or fires that could adversely impact a project; (v) defects in design or construction that may result in additional costs to remedy or require all or a portion of a property to be closed during the period required to rectify the situation; (vi) ability to raise capital; and (vii) governmental restrictions on the nature or size of a project or timing of completion.

We cannot assure you that any development project will in fact be developed, and, if developed, the time period or the budget of such development may be greater than initially contemplated. We are planning to open in

Houston. There is no guarantee that this site will remain suitable, or that the business will be operated profitably. We depend on cash flow from operations to pay lease obligations and to fulfill other cash requirements. If the business does not generate sufficient cash flow and sufficient funds are not otherwise available from other sources, we may not be able to meet lease obligations, grow the business, respond to competitive challenges or fund its other liquidity and capital needs, which would have a material adverse effect on our business.

❑ *Reputational Risks*

Adverse publicity concerning bars & restaurants and the business could damage our brand and negatively affect the future success of the business. This can take different forms, such as word-of-mouth criticisms, web blogs, social media websites, and other Internet-based communications that allow individuals access to a broad audience of consumers and other interested persons. Many social media platforms immediately publish the content their subscribers and participants can post, often without filters or checks on accuracy of the content posted. There is significant opportunity for dissemination of information, including inaccurate information. Information about the business may be posted on such platforms at any time, and may be adverse or inaccurate, either of which may harm the business and our financial performance. The harm may be immediate without affording us an opportunity for redress or correction.

❑ *Competition Risks*

The market for bars & restaurants is competitive and we may need to compete with other established competitors. We compete with these other businesses on the basis of quality and price of products and/or services offered, atmosphere, location and overall customer experience. The bars & restaurants industry is characterized by the continual introduction of new concepts and is subject to rapidly changing consumer preferences, tastes and dining habits. The bars & restaurants industry in Houston area is highly competitive in terms of type and quality of products, quality of service, location, atmosphere and price. The entrance of new competitors into our markets could reduce revenue and operating margins. Some competitors may have greater financial and other resources, greater name recognition, more experience in the business and/or better presence in the planned markets. Any inability to compete successfully with competitors, shifts in consumer preferences away from bars & restaurants or our inability to develop new products or services that appeal to consumers may negatively affect revenues.

❑ *Market Risks*

Our success depends to a significant degree on numerous factors affecting discretionary consumer spending, including general economic conditions, disposable consumer income and consumer confidence. We will cater to both business and social guests. Accordingly, cost-conscious consumers may reduce their level of discretionary spending during economic turmoil or periods of uncertainty. Any material decline in the amount of discretionary spending could have a material adverse effect on our revenue, results of operations, business and financial condition. Our sales are also dependent on foot traffic and sales in a specific location. If the foot traffic in the area declines, or we are forced to move operations to a different location, revenues may be negatively impacted. Our success also depends on the popularity of our menu offerings and the overall dining experience provided to guests. Any shift in consumer preferences away from our business concept could negatively affect financial performance.

❑ *Risks from Work Stoppages, Terrorism or Natural Disasters*

Our operations may be subject to disruption for a variety of reasons, including work stoppages, terrorism, acts of war, pandemics, fire, earthquake, flooding, tornadoes or other natural disasters. Certain natural disasters, such as hurricanes, are known to occur sporadically in Houston area, where we are located. These disruptions can result in, among other things, lost sales due to the inability of customers, employees or suppliers to reach the store, property damage and lost sales if we are forced to close for an extended period of time.

❑ *Management Risks*

Any operational growth will place additional demands on our administrative, management and financial resources. It is imperative that we manage our growth; if we do not effectively manage growth, our operations and financial condition may be negatively impacted. The timing and extent of future growth depends, in part, on our ability to manage its organizational structure and financial resources.

❑ *Personnel Risks*

The success of the business is heavily dependent on the judgment and ability of the members of our leadership. If they are unable to attend to the business for health or personal reasons for an extended period of time, the business may suffer. If members of our leadership team or other key management personnel leave, we may have difficulty replacing them, and the business may suffer. There can be no assurance that we will be able to successfully attract and retain the leadership team and other key management personnel needed.

❑ *Labor Supply Risks*

A primary component of our operations is labor. We compete with other employers in the market for hourly workers and may be subject to higher labor costs as a result of such competition. We devote significant resources to recruiting and training team members, as its success depends, in part, upon its ability to attract, motivate and retain qualified employees in bars & restaurants industry, including chefs and bar managers. If we are unable to recruit and retain sufficiently qualified personnel, the business and growth could be adversely affected. Any material increases in employee turnover rates or any employee dissatisfaction could have a material adverse effect on the business and operations. We may sustain an increase in operating costs if we pay increased compensation or benefits to employees. We are subject to various federal and state labor laws, including but not limited to employee classifications as exempt or non-exempt, unemployment tax rates, workers' compensation rates, citizenship requirements and other wage and benefit requirements for employees classified as non-exempt. We may be adversely affected by legal or governmental proceedings brought by or on behalf of its employees or guests. Although we require all workers to provide government-specified documentation evidencing employment eligibility, some employees may, without our knowledge, be unauthorized. If any of our workers are found to be unauthorized, we may experience adverse publicity that negatively impacts our ability to hire and keep qualified employees. Termination of a significant number of employees who were unauthorized may disrupt operations, cause temporary increases in labor costs as new employees are trained and result in additional negative publicity. We could also become subject to fines, penalties and other costs related to claims that we did not fully comply with all record-keeping obligations of federal and state immigration compliance laws. These factors may have a material adverse effect on the business, financial condition and results of operations.

❑ *Privacy Risks*

Our business operations require processing and/or maintaining certain personal, business and financial information about customers, vendors and employees. Our use of such information is regulated by federal and state laws, as well as certain third party agreements. If our security and information systems are compromised or if employees fail to comply with the applicable laws and regulations, and this information is obtained by unauthorized persons or used inappropriately, it could adversely affect our reputation and result in litigation and settlement costs, damage awards or penalties and fines. As privacy and information security law and regulations change, we may incur additional costs to ensure compliance.

❑ *Real Estate Risks*

We are leasing the business location and are subject to any penalties that may result from a violation of the lease terms, such as early lease cancellation. The current location of the store may become unattractive as demographic patterns change. We may fail to negotiate renewals of the lease, either on commercially acceptable terms or at all, which could require us to close a store in a desirable location.

Negative effects on our landlord due to any inaccessibility of credit and other unfavorable economic factors may, in turn, adversely affect our business and results of operations. If our landlord is unable to obtain financing or remain in good standing under the existing financing arrangements, they may be unable to provide construction contributions or satisfy other lease covenants with us. If the landlord files for bankruptcy protection, the landlord may be able to reject our lease in the bankruptcy proceedings. While we may have the option to retain some rights under the lease, we may not be able to compel the landlord to perform any of its obligations and would be left with damages as the sole recourse. In addition, if the landlord is unable to obtain sufficient credit to continue to properly manage its retail site, we may experience a drop in the level of quality of such retail center. We may be adversely affected by the negative financial situations of developers and landlords.

❏ *Supply and Delivery Cost Risks*

Supplies and prices of the various products used in the goods that we offer can be affected by a variety of factors, such as weather, seasonal fluctuations, demand, politics and economics in the producing regions. These factors may subject us to shortages or interruptions in product supplies, which could adversely affect revenue. We do not have control over the businesses of its vendors, suppliers and distributors, and our efforts to specify and monitor the standards under which they perform may not be successful. Higher diesel and gasoline prices may affect supply or transportation costs and may affect our profitability. If we have long-term purchase commitments in excess of what we need due to a decline in demand, this may also adversely affect profitability. Furthermore, certain supplies may be perishable, and we have limited control over whether those items will be delivered in an appropriate condition for use. If any of our vendors, suppliers or distributors are unable to fulfill their obligations to our standards, or if a replacement provider cannot be found in the event of a supply or service disruption, we could encounter supply shortages and incur higher costs to secure adequate supplies, which could materially adversely affect the business, financial condition and results of operation.

❏ *Food Safety Risks*

We consider food safety a top priority and dedicate substantial resources toward ensuring that customers enjoy high-quality, safe products. However, food tampering, employee hygiene and cleanliness failures or improper employee conduct at the business could lead to product liability or other claims. Instances of food-borne illnesses, whether real or perceived, and whether at the store or those of competitors, could harm customers and otherwise result in negative publicity about us or the products we serve, which could adversely affect revenue. If customers become ill from food-borne illnesses, we could be forced to temporarily close. In addition, we may have different or additional competitors for intended customers as a result of such changes and may not be able to compete successfully against those competitors. Food safety concerns may also adversely affect the price and availability of those affected ingredients and cause customers to shift their preferences. A decrease in customer traffic as a result of these health concerns or negative publicity, or as a result of a change in menu or customer experience or a temporary closure of the store, could materially and adversely impact the business's financial condition and results of operations.

A number of pandemic scares related to a variety of raw food ingredients, including meats, fruits and vegetables, have recently caused concern among consumers and health care officials. One or more such outbreaks of such food related illnesses, whether pandemic or isolated, may adversely affect the consumer demand for certain foods and consequently negatively impact the operations and profitability, regardless of the quality and safety of products offered by us.

❏ *Required Nutritional Disclosure Risks*

Government regulation and consumer eating habits may impact our business as a result in changes in attitudes regarding diet and health or new information regarding the health effects of consuming the menu offerings. These changes have resulted in, and may continue to result in, the enactment of laws and regulations that impact the ingredients and nutritional content of the menu offerings, or laws and regulations requiring us to disclose the nutritional content of its food offerings. Compliance with current and future laws and regulations regarding the ingredients and nutritional content of the menu items may be costly and time-consuming. Additionally, government authorities may increase regulations regarding trans-fats and sodium, which may require us to limit or eliminate trans-fat and sodium in the menu offerings, switch to higher cost ingredients or may hinder our ability to operate. We cannot make any assurances regarding its ability to effectively respond to changes in consumer health perceptions or successfully implement the nutrient content disclosure requirements or menu-labeling laws, which could have an adverse effect on the results of operations and financial position.

❑ *Legal Risks*

Food service businesses can be adversely affected by litigation and complaints from customers or government authorities resulting from food quality, health claims, allergens, illness, injury or other health concerns or operating issues stemming from one or more retail locations. Negative publicity about these allegations may negatively affect us, regardless of whether the allegations are true, by discouraging customers from patronizing America Gardens. We may also be impacted by industry trends in litigation, including class-action allegations brought under various consumer protection laws, securities and derivative lawsuits claiming violations of state and federal securities law, and employee lawsuits, including wage and hour claims. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the outcome of any such proceedings. An unfavorable outcome could have a material adverse impact on the business, financial condition and results of operations. Further, regardless of outcome, these proceedings could result in substantial costs and may require resources be used to defend any claims.

❑ *Alcohol Sale Risks*

We are subject to alcoholic beverage control regulations that govern various aspects of daily operations of the business, including the minimum age of guests and employees, hours of operation, advertising, wholesale purchasing and inventory control, handling and storage. Any failure to obtain and maintain, on a timely basis, liquor or other licenses, permits or approvals required to serve alcoholic beverages or food, as well as any associated negative publicity, could delay or prevent the opening of, or adversely impact the viability of, and could have an adverse effect on, the business operations and financial performance. Because of the many and various state and federal licensing and permitting requirements, there is a risk that one or more regulatory agencies could determine that we have not complied with applicable licensing or permitting regulations or have not maintained the approvals necessary to conduct business within its jurisdiction.

We are subject to state "dram shop" laws, which generally allow a person to sue us if that person was injured by an intoxicated person who was wrongfully served alcoholic beverages at America Gardens. A judgment against us under a dram shop law could exceed our liability insurance coverage policy limits and could result in substantial liability and materially adversely affect operations. Any inability to continue to obtain such insurance coverage at reasonable cost could also have a material adverse effect on operations. Regardless of the validity of the claims, we could be adversely affected by negative publicity resulting from such actions.

❑ *Alcohol Investment Risks*

Alcohol beverage control regulations may limit an Investor's ability to hold interests in America Gardens. For example, Texas laws and regulations generally do not allow a person from holding financial interests in both manufacturers and distributors of alcoholic beverages and retailers of alcoholic beverages, and local regulators may require disclosure of Investors' personal information to verify their eligibility to invest in America Gardens. In the event that Texas laws and regulations do not allow an Investor to hold the Securities, such Investor may be required to transfer its interests in the Securities to America Gardens as described in the NPA. If a number of Investors are ineligible to hold the Securities, it could materially adversely affect the financial condition.

❑ *Environmental Risks*

We are subject to national, state and local laws and regulations in the U.S. concerning waste disposal, pollution, protection of the environment, and the presence, discharge, storage, handling, release and disposal of, and exposure to, hazardous or toxic substances. These environmental laws provide for significant fines and penalties for noncompliance and liabilities for remediation, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of hazardous toxic substances. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such hazardous or toxic substances at, on or from America Gardens. Environmental conditions relating to releases of hazardous substances at America Gardens could materially adversely affect the business, financial condition and operations. Further, environmental laws, and the administration, interpretation and enforcement thereof, are subject to change and may become more stringent in the future, each of which could materially adversely affect the business, financial condition and operations.

❑ *Information Technology Risks*

We rely heavily on information systems, such as point-of-sale processing, for management of the supply chain, payment of obligations, collection of cash, credit and debit card transactions and other processes and procedures. Our ability to efficiently and effectively manage the business depends significantly on the reliability and capacity of these systems. Our operations depend on our ability to protect computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive problems. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, expanding our systems or a breach in security of these systems could result in delays in guest service and reduce operational efficiency. Remediation of such problems could result in significant, unplanned capital investments.

❑ *Accounting Risks*

Changes to existing accounting rules or regulations may impact the future results of operations or cause the perception that we are more highly leveraged. Other new accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. For example, accounting regulatory authorities have indicated that they may begin to require lessees to capitalize operating leases in their financial statements for the next few years. If adopted, such change would require us to record significant capital lease obligations on the balance sheet and make other changes to the financial statements. This and other future changes to accounting rules or regulations may impact our future operating results.

❑ *Intellectual Property Risks*

Our intellectual property is material to conducting business. Our success depends in part on furthering brand recognition using trademarks, service marks, trade dress, trade secrets and other proprietary intellectual property, including our name, logos and unique ambiance of America Gardens. We have taken efforts to protect our brand, but if its efforts are inadequate, or if any third party misappropriates or infringes on our intellectual property, the value of the store brand or consumer products brand may be harmed, which could have a material adverse effect on the business. There are no material claims against us from prior users of intellectual property, but there can be no assurances that we will not encounter any material claims in the future. If this happens, it could harm our image, brands or competitive position and cause us to incur significant penalties and costs.

❑ *Regulatory Risks*

Products and services offered by us are subject to regulation. Regulatory action could substantially increase costs, damage reputation and materially affect operating results. Increased costs in complying with these requirements or failure to obtain required licenses or permits in a timely fashion may materially affect operations.

Regulations regarding climate change, energy usage and emissions controls may impact us directly through higher cost of goods. The potential impacts of climate change and climate change regulations are highly uncertain at this time, and we cannot anticipate or predict the material adverse effects on the business as a result of climate change or climate change regulation. For instance, changes in the prevailing climates may result in a reduction in, or increased prices of available goods, which may adversely affect our revenue and operating margins.

We are subject to various federal, state and local regulations, including regulations related to the preparation and sale of food, the sale of alcoholic beverages, zoning and building codes, land use and employee, health, sanitation and safety matters. We are also subject to the U.S. Fair Labor Standards Act, which governs such matters as working conditions, family leave mandates and other employment law matters. In recent years, there has been an increased legislative, regulatory and consumer focus on nutrition and advertising practices in the food industry. Compliance with additional regulations can become costly and affect operating results.

There is also a potential for increased regulation of certain food establishments in the United States, where compliance with a Hazard Analysis and Critical Control Points ("HACCP") approach would be required. HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from raw material production, procurement and handling, to manufacturing, distribution and consumption of the finished product.

❑ *Tax Risks*

We are subject to federal, state and local taxes. In making tax estimates and paying taxes, significant judgment is often required. Although we believe our tax positions and estimates are reasonable, we could have additional tax liability, including interest and penalties, if a taxing authority disagrees with the positions. If material, payment of such additional amounts could have a material impact on finances and results of operations.

❑ *Limited Source of Repayment*

The only source of financial return for investors before maturity is through payments as set forth in the NPA and the Notes and there is no guarantee of any investment return. The Securities are speculative investments inherently involving a degree of risk, meaning part or all of such investments may be lost. While we are providing a lien on our assets, there is no guarantee that it will have sufficient assets to make full payment to the investors, as the assets may decrease in value, lose their entire value over time or may fluctuate based on the performance of the underlying business. Neither America Gardens nor NextSeed guarantees payment or investor returns.

❑ *Risks Relating to Financial Forecasts*

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which America Gardens and the key persons will have no control. CHANGES IN ASSUMPTIONS OR THEIR UNDERLYING FACTS COULD SIGNIFICANTLY AFFECT THE FORECASTS. TO THE EXTENT THAT THE ASSUMED EVENTS DO NOT OCCUR, THE OUTCOME MAY VARY SIGNIFICANTLY FROM THE PROJECTED OUTCOMES. CONSEQUENTLY, THERE CAN BE NO ASSURANCE THAT THE ACTUAL OPERATING RESULTS WILL CORRESPOND TO THE FORECASTS PROVIDED HEREIN.

❑ *Risks Relating to Debt Financing*

Our debt service obligations may adversely affect cash flow. As a result of any future debt obligations, we may be subject to: (i) the risk that cash flow from operations will be insufficient to meet required payments of principal and interest, (ii) restrictive covenants, including covenants relating to certain financial ratios, and (iii) interest rate risk. Although we anticipate repaying or refinancing any indebtedness when it matures, there can be no assurance that we will be able to do so or that the terms of such refinancing will be favorable. America Gardens's leverage may have important consequences including the following: (i) ability to obtain additional financing for acquisitions, working capital, capital expenditures or other purposes, if necessary, may be impaired or such financing may not be available on favorable terms and (ii) a substantial decrease in operating cash flow or a substantial increase in expenses could make it difficult for us to meet debt service requirements and restrictive covenants and force a sale of assets or modification of operations.

❑ *Potential Conflicts of Interest*

The key persons individually or as an entity may wish to own, operate or consult with other operations in the area similar to America Gardens, including operations utilizing the brand associated with us. Such other businesses may be owned by entities other than America Gardens. While it is the intention of the key persons to place such businesses operations strategically so as to maximize the revenue and profitability of each business, there can be no guarantee that such activities will not have a deleterious effect on the revenues of America Gardens' operations due to unintended competitive factors resulting from the comparative accessibility and desirability of the respective businesses. The relevant key persons will have no duty to account to America Gardens for profits derived from such other such activities.

VII. CERTAIN LEGAL MATTERS AND TAX CONSIDERATIONS

Legal Proceedings

The Issuer is not aware of any material legal proceeding in which the Issuer, any of its affiliates, or any of its property is currently a party or subject to legal proceedings.

Eligibility Under Rule 503 of Regulation Crowdfunding

With respect to the Issuer, any predecessor of the Issuer, any affiliated issuer, any director, officer, general partner or managing member of the Issuer, any beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, any promoter connected with the Issuer in any capacity at the time of the Offering, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of investors in connection with the sale of Securities, or any general partner, director, officer or managing member of any such solicitor:

(1) None of any such person has been convicted, within 10 years (or five years, in the case of Issuers, their predecessors and affiliated issuers) before the filing of this Disclosure, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security;

(ii) involving the making of any false filing with the SEC; or

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this Disclosure, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security;

(ii) involving the making of any false filing with the SEC; or

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this Disclosure bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer;

(B) engaging in the business of securities, insurance or banking; or

(C) engaging in savings association or credit union activities; or

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this Disclosure.

nextseed

INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON NEXTSEED ONLY. DO NOT COPY OR DISTRIBUTE.

(4) None of any such person has been subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this Disclosure:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

(ii) places limitations on the activities, functions or operations of such person; or

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

(5) None of any such person has been subject to any order of the SEC entered within five years before the filing of this Disclosure that, at the time of the filing of this Disclosure, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or

(ii) Section 5 of the Securities Act.

(6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

(7) None of any such person filed (as a registrant or Issuer), and none of any such person was or was named as an underwriter in, any registration statement or Regulation A Disclosure filed with the SEC that, within five years before the filing of this Disclosure, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, and none of any such person, at the time of such filing, has been the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

(8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, and none of any such person, at the time of filing of this Disclosure, has been subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Affiliated Party Transactions

Other than as disclosed below, the Issuer or any entities controlled by or under common control with the Issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the Issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the Issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or

(4) any immediate family member of any of the foregoing persons.

Certain Tax Considerations

The Issuer intends to treat the Securities as debt instruments for U.S. federal income tax purposes. The Issuer's good-faith determination that the Securities should be considered debt instruments for U.S. federal income tax purposes is not intended to be, nor should be construed to be, legal or tax advice to any particular person. This consideration is not binding and therefore may be subject to review and challenge by the IRS. All prospective investors are urged to consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences related to the purchase, ownership and disposition of the Securities based on their particular circumstances. Preparation and distribution of required tax documents to investors (e.g., Form 1099-INT) will be handled electronically at no additional cost on an annual basis.

Other Matters

NextSeed Assessment

Every offering on the Portal undergoes a standardized assessment process by NextSeed that is applied on all businesses listing on NextSeed. The assessment is intended to first determine if a prospective issuer fits the business categories offered on NextSeed, based on the objective criteria established by NextSeed. If a good fit is found, NextSeed helps the Issuer determine the terms to offer to their prospective investors. When assessing the feasibility of a prospective offering, NextSeed typically considers the following key factors:

- **Historical Financial Performance** – comparison of key financial ratios to industry standards to evaluate the prospective issuer's strengths and weaknesses

- **Projected Impact of Proposed Terms** – analysis of proposed terms' potential impact on the prospective issuer's overall financial condition

- **Credit History Information** – credit history of the prospective issuer, as well as personal credit histories of key personnel

- **Leadership Experience and Stability** – the level of industry expertise and length of tenure of the prospective issuer's leadership

- **Industry Risk** – overall success/failure rate in the relevant industry in which the prospective issuer operates, according to historical data

The final terms and valuation of the Securities offered to prospective investors reflect NextSeed's and the Issuer's good-faith assessment, and are not a guarantee or guidance of performance of any kind. Investing in securities inherently involves risks, and investors should consider their own investment objectives before investing.

Valuation of the Security in the Future

The value of the Security is the present value of the future payments. In the event that the Issuer is unable to make the required payments, the value of the Security may be impacted adversely and the investor may lose some or all of the money invested.

Minority Ownership

By purchasing the Securities investors will not become holders of minority ownership in the Issuer. They will not have the rights of minority investors afforded by general corporate law of the state in which the Issuer has been formed. With any investment in debt securities or minority investment in a private company, an investor should be able to bear a compete loss of their investment.

Corporate Actions of the Issuer

Because Securities are governed by the NPA, the Issuer cannot unilaterally take subsequent corporate actions to change material terms of the Securities. In addition, because the holders of Securities' rights are limited to those described in the NPA, they will have no ability to influence the policies or any other corporate matter of the Issuer, including the election of directors, changes to the Issuer's governance documents, additional issuance of securities, the Issuer's repurchases of securities, a sale of the Issuer or of assets of the Issuer or transactions with related parties.

Payment Processing Operations

Collection and repayment of funds to investors who have purchased the Securities depend on the continuous operation of NextSeed and its banking partner(s) that facilitate payments. If either NextSeed or its banking partner(s) were to stop or otherwise be unable to continue operations in the future, while NextSeed will make all commercially reasonable efforts to facilitate repayment of all outstanding Securities, it may not be possible to service the existing Securities until completion.

Legal and Regulatory Implications

The legal and regulatory regime governing investment crowdfunding is a recent development and subject to inherent uncertainty as the applicable legal and regulatory environment continues to evolve. Accordingly, there may be changes to the legal and regulatory requirements that negatively affect the operations of NextSeed, including servicing the Securities. In addition, while the effective interest rates that may be charged to the Issuer are intended to be compliant with state usury law requirements, if in the event that any lawsuit brought by any issuer on NextSeed results in the Securities being found to violate state usury laws, such Securities may lose certain value.

Limited Security and Enforcement Options

The Issuer will grant a security interest in all of its assets in favor of NextSeed for the benefit of the investors but the Securities are not insured by any third party or backed by any government authority in any way. NextSeed (and any designated third-party collection agency that may be appointed by NextSeed) may be limited in its ability to collect payments in the event the Issuer is unable or unwilling to comply with its payment obligations.

Requests for Additional Investor Information

Each investor will be required to comply promptly with reasonable requests for information made by or on behalf of the Issuer or the Portal in order for the Issuer or the Portal to satisfy any request for information about such investor or its investment, including requests made by any national, federal, state, local or regulatory authority, agency, committee, court, exchange or self-regulatory organization.

Additional Issuer Information

Prior to the Closing, each prospective investor will be able to ask questions and receive answers concerning the Offering via the Portal. All communication with the Issuer regarding the Offering is required to take place on the Portal. No other person other than the Issuer has been authorized to give information or to make any representations concerning the Issuer or the Offering outside of this Disclosure, and if given or made, such other information or representations must not be relied upon as having been authorized by the Issuer.

This Disclosure is intended to present a general disclosure regarding the Issuer. Each prospective investor should thoroughly review the NPA, which specifies the terms of investment in the Securities.

Bonus Rewards

The Issuer offers bonus rewards as a way to show appreciation for its investors. Bonus rewards are offered by the Issuer purely on a voluntary basis and do not influence the terms of the Offering. For the avoidance of doubt, the bonus rewards are not contractual conditions governed by the Note Purchase Agreement and are not enforceable under the Note Purchase Agreement.

Ongoing Reporting

The Issuer will file a report electronically with the SEC annually and post the report on its website, no later than: April 30 of the following year, 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report will be available on the Issuer's website at: americagardensusa.com

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record;

(3) the Issuer has filed at least three annual reports pursuant to Regulation Crowdfunding and has total assets that do not exceed $10,000,000;

(4) the Issuer or another party repurchases all of the securities issued in reliance on 4(a)(6) Exemption, including any payment in full of Securities and any other debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with state law.

APPENDIX A

Financial Statements with Review Report

A. GARD MIDTOWN, LLC

FINANCIAL STATEMENTS

PERIOD ENDED MARCH 31, 2018

A. GARD MIDTOWN, LLC
TABLE OF CONTENTS
PERIOD ENDED MARCH 31, 2018



Biel Fisette Iacono, LLP

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

Board of Directors
A. Gard Midtown, LLC
Houston, Texas

We have reviewed the accompanying financial statements of A. Gard Midtown, LLC, which comprise the balance sheet as of March 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical related notes to the financial statements. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct a review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Biel Fisette Iacono, LLP

Biel Fisette Iacono, LLP

Dallas, Texas
May 27, 2018

See accompanying Notes to Financial Statements.

A. GARD MIDTOWN, LLC
BALANCE SHEET
PERIOD ENDED MARCH 31, 2018

ASSETS

CURRENT ASSETS		
Cash and Cash Equivalents	$	208,688
Construction Deposit		200,000
Due From Affiliates		70,000
Total Current Assets		478,688
PROPERTY AND EQUIPMENT, NET		250,179
OTHER ASSETS		
Other Assets		40,000
Total Other Assets		40,000
Total Assets	$	768,867

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Due To Affiliates		18,867
Total Current Liabilities		18,867
MEMBERS' EQUITY		750,000
Total Liabilities and Partners' Capital	$	768,867

(2)

See accompanying Notes to Financial Statements.

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

A. Gard Midtown, LLC (the "Company") was organized to operate one or more restaurants and bars.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions related to the reporting of assets, liabilities, net revenue, expenses and related disclosures. Actual results could differ from these estimates. Material subsequent events are evaluated and disclosed through the report issuance date.

Cash and Cash Equivalents

For purposes of financial statement presentation, the Company considers cash on hand and checking accounts having a maturity of three months or less to be cash equivalents.

Accounts Receivable

In the normal course of business, the Company will from time to time extend credit to customers that satisfy pre-defined credit criteria. The Company believes they have little concentration of credit risk due to the diversity of their customer base. Accounts receivable will be shown net of allowances and anticipated discounts on the Balance Sheet. An allowance for doubtful accounts is determined through analysis of the aging of accounts receivable at the date of the financial statements, assessments of collectability based on historical trends and an evaluation of the impact of current and projected economic conditions. The Company monitors the collectability of their accounts receivable on an ongoing basis by analyzing the aging of our accounts receivable, assessing the credit worthiness of customers and evaluating the impact of reasonably likely changes in economic conditions that may impact credit risks. In the opinion of management, bad debt, if any, will not be considered material. Accounts receivable were $0 as of March 31, 2018.

Inventories

Inventories will consist mainly of food and beverages. Inventory will be stated at the lower of cost or market. Cost is determined principally at actual costs, using the first-in, first-out method. Markdown percentages are determined based on estimated future demand and selling prices. Future sales prices are determined based on current and forecasted market expectations, as well as terms established in future orders. Inventories were $0 as of March 31, 2018.

Construction Deposit

Construction Deposits consist of money paid up upfront to contracted restaurant and bar contractors and builders. Upon completion, construction deposits will be added to the cost of the property and equipment and depreciated over the life of the asset.

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization will be primarily accounted for using the straight-line method based on estimated useful lives ranging from three to seven years for equipment and 39 years for property.

Pre-opening costs and interest paid on assets acquired during start-up and construction will be included in property and equipment and amortized or depreciated over the life of the asset when the asset is placed into service.

The Company will perform reviews for impairment of long-lived assets whenever adverse events or circumstances indicate that the carrying value of an asset may not be recoverable. When indicators of impairment are present, the Company will evaluate the carrying value of the long-lived assets in relation to the operating performance and future undiscounted cash flows of the underlying assets. The Company will adjust the net book value of the underlying assets to fair value if the sum of the expected undiscounted future cash flows is less than book value. In the opinion of management, there was no impairment for the period ended March 31, 2018.

Depreciation expense was $0 for the period ended March 31, 2018.

Revenue Recognition

The Company recognizes and records revenue when title transfers, the risks and rewards of ownership have been transferred to the customer, the fee is fixed and determinable and collection of the related receivable is reasonably assured, which is normally when the customer receives the Company's product.

Advertising

Advertising costs will be charged to operations as incurred and are included in selling, general and administrative expenses. Advertising Expense was $0 for the period ended march, 31, 2018.

Income Taxes

The Company is taxed as a partnership for federal income tax purposes. Accordingly, income is taxed at the member level. The Company is subject to state franchise and sales tax. Up to three prior years of tax returns remain subject to examination by Federal and state taxing authorities.

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Contingencies

In accordance with ASC 450, Contingencies, the Company analyzes whether it is probable that an asset has been impaired or a liability has been incurred, and whether the amount of loss can be reasonably estimated. If the loss contingency is both probable and reasonably estimable, the Company accrues for costs associated with the loss contingency. The Company expenses associated legal fees as incurred. If no accrual is made but the loss contingency is reasonably possible, the Company disclose the nature of the contingency and the related estimate of possible loss or range of loss if such an estimate can be made. Loss contingencies include, but are not limited to, possible losses related to legal proceedings and regulatory compliance matters. Liabilities established to provide for contingencies are adjusted as further information develops, circumstances change, or contingencies are resolved.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through May 27, 2018, the date the financial statements were available to be issued.

NOTE 2   FAIR VALUE MEASURMENTS

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at March 31, 2018:

Cash and Cash Equivalents

The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

Accounts Receivable and Accounts Payable

The carrying amount of accounts receivable and accounts payable in the balance sheet will be stated at their respective approximated fair value.

See Financial Statements and Independent Accountant's Review Report.

NOTE 3   GROUND LEASE

The Company occupies a ground lease permitting the company to construct a building for the nature of the business. Security deposits paid on the ground lease for the period ended March 31, 2018 totaled $40,000, which have been included in other assets on sheet.

NOTE 4   RISKS AND UNCERTAINTIES

At March 31, 2018, the Company had no exposure to cash balances with financial institutions in excess of federally insured amounts before outstanding items yet not cleared. From time to time, the Company's ledger balances at its primary banking institutions exceed the federally insured limit of $250,000.

NOTE 5   RELATED PARTY TRANSACTIONS

The managing members control the Company.

Certain members are also members in TSH Concessions, LLC (TSH), a domestic limited liability company in the state of Texas. As of March 31, 2018, TSH owes the Company $70,000, which has been included in due from affiliates on the balance sheet.

Additionally, the Company currently owes a total of $18,867 to certain members of the Company, which has been included in due to affiliates on the balance sheet.

NOTE 6   MEMBERS' EQUITY

Members' equity for the period ended March 31, 2018, consists entirely of capital contributions made by the members of the Company.

NOTE 7   PRIOR BALANCE SHEETS

Balance sheets for December 31, 2016 and December 31, 2017

See Financial Statements and Independent Accountant's Review Report.

A. Gard Midtown, LLC
Balance Sheet
As of December 31, 2016

	Dec 31, 16
ASSETS	0.00
LIABILITIES & EQUITY	0.00

A. Gard Midtown, LLC
Balance Sheet
Tax Basis
As of December 31, 2017

	December 31, 2017
ASSETS	
Current Assets	
Checking/Savings	
Operating - Chase (2169)	11,084.18
Total Checking/Savings	11,084.18
Other Current Assets	
Construction Deposits	250,000.00
Due from Affiliates	229,425.58
Total Other Current Assets	479,425.58
Total Current Assets	490,509.76
Fixed Assets	
Leasehold Improvements	58,479.68
Total Fixed Assets	58,479.68
Other Assets	
Security Deposits - Rent	40,000.00
Preopening Expenses	
Preopening - Fees	12,512.00
Preopening - Legal/Accounting	19,450.00
Preopening - Permits/Licenses	12,577.51
Preopening - R & D	2,441.94
Preopening - Travel	2,029.11
Total Preopening Expenses	49,010.56
Total Other Assets	89,010.56
TOTAL ASSETS	**638,000.00**

See Financial Statements and Independent Accountant's Review Report.

Balance Sheet
Tax Basis
As of December 31, 2017

LIABILITIES & EQUITY

Equity	
Member 1 - Serrano Capital	
Member 1 - Contributions	100,000.00
Total Member 1 - Serrano Capital	100,000.00
Member 2 - Rao Management, LLC	
Member 2 - Contributions	88,000.00
Total Member 2 - Rao Management, LLC	88,000.00
Member 3 - Zachary Williams	
Member 3 - Contributions	300,000.00
Total Member 3 - Zachary Williams	300,000.00
Member 4 - Bradford Global	
Member 4 - Contributions	150,000.00
Total Member 4 - Bradford Global	150,000.00
Total Equity	638,000.00
TOTAL LIABILITIES & EQUITY	**638,000.00**

See Financial Statements and Independent Accountant's Review Report.



